Via EDGAR

December 21, 2015

Ms. Cecilia Blye, Chief

Officer of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen Holdings plc (f/k/a Nielsen N.V.) 10-K for Fiscal Year Ended December 31, 2014 Filed February 20, 2015 File No. 001-35042

Dear Ms. Blye:

On behalf of Nielsen Holdings plc (f/k/a Nielsen N.V.) (“Nielsen” or the “Company”) , we are responding to your comment letter dated December 10, 2015, to Jamere Jackson, Nielsen’s Chief Financial Officer concerning Nielsen’s Form 10-K for the fiscal year ended December 31, 2014. For ease of reference, we have repeated the Staff’s comment in italics text preceding our response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

General

1. You provide revenue figures on page 105 of the 10-K for your segment covering Africa and the Middle East, regions that include Sudan and Syria. As in prior years, you indicate in Exhibit 21.1 to the 10-K that you have a 75% interest in a subsidiary located in Syria. In current Exhibit 21.1 you identify the subsidiary as inactive.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: With respect to past contacts with Sudan and Syria, we refer you to the letter dated January 25, 2013 to Ms. Cecilia D. Blye, Chief of the Office of Global Security Risk, from Mr. Harris Black, Nielsen’s Senior Vice President, General Counsel – Corporate and Secretary, which can be found at http://www.sec.gov/Archives/edgar/data/1397410/000119312513024373/filename1.htm (the “Prior Letter”). That letter was in response to SEC comments on the 10-K for the fiscal year ended December 31, 2011 for The Nielsen Company B.V., a wholly-owned subsidiary of the Company. Each of the responses contained therein with respect to Sudan and Syria are equally applicable to the Company. Since the date of the Prior Letter, we have received a license from the U.S. Office of Foreign Assets Control (“OFAC”) for certain activities in Sudan, but neither the Company nor any of its direct or indirect subsidiaries has had any further contacts with Syria or Sudan; we do not conduct, and have not conducted, business in those countries, or have any relationships with their governments or entities they control. Consistent with the Prior Letter, Syria Retail Tracking LLC remains a Nielsen subsidiary, but the business is dormant. We have not sought to liquidate it or take any action with regard to that entity in order to avoid further contact with Syria or any country or local official therein. We anticipate no further contacts in the future with the countries of Syria or Sudan, their governments or entities they control except to the extent permitted by U.S. law and regulation.

2. Please discuss the materiality of your contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As noted in our response to comment 1 above, we do not have, and have not had since the date of the Prior Letter, contacts with Syria or Sudan. Accordingly, consistent with the Prior Letter, we do not believe there is a material investment risk for our security holders.

The Company remains committed to maintaining compliance with U.S. sanctions laws and regulations. Given Nielsen’s global reach, the Company strives to educate its foreign subsidiaries and personnel regarding U.S. legal requirements. Nielsen will continue to review and monitor its activities globally to ensure compliance with U.S. law.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Harris Black at 203-563-3157 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Jamere Jackson

Jamere Jackson

Chief Financial Officer

cc:	Joseph H. Kaufman

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017